Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Financial Results for Third Quarter 2008;
Revenues Up 38% and Production Up 9% from Q3, 2007;
Teleconference Scheduled for Monday, November 17, 10 AM PST

Vancouver, Canada – November 14, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announced today its financial and operating results for the Third Quarter 2008.  The financial results are expressed in US dollars (US$) and are based on Canadian generally accepted accounting practices.  For a more detailed review, shareholders can view the complete financial statements and management discussion and analysis at the Company’s website, www.edrsilver.com and on the SEDAR website, www.sedar.ca ..

Highlights Q3, 2008

•	Silver production was 626,990 oz, up 9% over Q3, 2007 and up 21% from Q2, 2008, and totals 1,648,736 oz for the first 9 months of 2008.

•	Mineral sales were $10.6 million, up 38% over Q3, 2007 and up 5% from Q2, 2008, and total $31.4 million for the first 9 months of 2008.

•	Cost of sales was $7.6 million, up 11% over Q3, 2007 and up 5% from Q2, 2008, and total $20.1 million for the first 9 months of 2008.

•	Mine operating earnings were $0.4 million, up from the $0.8 million loss in Q3, 2007 but down from the $1.9 million gain in Q2, 2008 and total $5.0 million for the first 9 months of 2008.

•	Cash costs were $9.52 per oz, down 11% from Q3, 2007 and down incrementally from Q2, 2008 in spite of the strengthening Mexican peso and sharply higher smelting charges.

•	Working capital at the end of Q3, 2008 was $10.9 million including $5.6 million in cash, cash equivalents, and marketable securities – and no debt.

•	Consolidated mine output, plant throughput, silver production, grade and recovery were all higher compared to Q2, 2008 and Q3, 2007, excepting a minor drop in silver grade compared to 2007.

•	Mine output at the Guanajuato Mines in Guanajuato continued to ramp up during the 3rd quarter, averaging 396 tonnes per day in Q3, 2008, up 24% from Q3, 2007 and up 55% over Q2, 2008.

•	Exploration drilling extended three new high grade silver discoveries in the San Pedro area near the Guanacevi Mines in Durango and identified four new mineralized zones at Guanajuato.

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed another quarter of strong production growth and our third consecutive quarter of reduced cash costs at our two operating mines in Mexico thanks to the completion of our 2008 capital upgrade programs and ongoing operational improvements under the guidance of David Howe, Endeavour’s Vice President of Mexico Operations.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
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Guanajuato Mines production in particular has outperformed our expectations so far this year and Guanacevi has also improved its performance.”

“However, the dominant theme in the Fourth Quarter, 2008 will be the ongoing global financial crisis, which has negatively impacted not only the silver price near-term but every company, commodity and market world-wide.  Management therefore decided to rein in the scheduled production growth in Q4, 2008 and for the foreseeable future because the spot silver price should rebound in 2009 so there is no sense in pushing production growth at this time.  Endeavour will be in a good position to capitalize on the next upward move in the silver price by resuming its silver production growth at that time.”

“In every crisis there lies risk and opportunity.  In Q4, 2008, management turned its attention to cutting costs while silver prices are temporarily depressed.  Executives have taken a 10% pay cut, a 10% labour reduction is now under-way, and all non-essential exploration and capital programs have been deferred.  Management is also evaluating new merger and acquisition opportunities that have come up recently with a view to building a stronger company in advance of the next leg up in the commodity cycle.”

Financials

The Company recorded mineral sales of $10.6 million and mine operating earnings of $0.4 million from its mining and milling operations in the Third Quarter, 2008. Endeavour’s average realized silver price was $14.56 per oz sold in Q3, 2008, 28% higher than Q3, 2007, which combined with the increased silver production helps explain the jump in mineral sales.  Cost of sales was $7.6 million, reflecting the higher mine outputs and plant throughputs, and depreciation and depletion amounted to $2.6 million.

The Operating Loss for the three months ended September 30, 2008 was $4.5 million after exploration costs of $3.1 million, general and administrative costs of $1.2 million and stock based compensation costs of $0.6 million.  The Loss Before Taxes for the three month period was $6.9 million after a foreign exchange loss of $0.1 million, a loss on marketable securities of $0.8 million and investment and other income of $0.1 million. The Company incurred a Net Loss for the Third Quarter, 2008 of $7.4 million after Income Tax Provision of $0.5 million.

Consolidated cash costs fell for the third consecutive quarter to $9.52 per oz produced in Q3, 2008, down incrementally compared to Q2, 2008 and down 12% compared to Q3, 2007, notwithstanding the strengthening of the Mexican peso and sharply higher smelting charges. Guanajuato cash costs fell once again to $9.22 per oz, down 38% compared to the 2nd quarter, 2008 and down 36% compared to the 3rd quarter, 2007 thanks to the sharp rise in silver production after the main production shafts came back into operation in June 2008. Guanacevi cash costs rose slightly to $9.62 in the 3rd quarter, 2008 compared to the 2nd quarter, 2008 but fell slightly compared to the 3rd quarter, 2007 due in part to higher labour costs.

Endeavour invested $2.5 million on capital projects in Q3, 2008, including $1.4 million on underground mine development, rehabilitation and safety upgrades, $0.7 million on expanding and improving various plant and tailings circuits, and $0.4 million on buildings and vehicles. Most of these investments were made at Guanacevi to expand the mine output, enhance the plant capacity and improve metal recoveries.

Operations

Consolidated silver production in Q3, 2008 was 626,990 oz, up 9% compared to Q3, 2007 and up 21% compared to Q2, 2008, thanks to increased mine outputs, plant throughputs, grades and recoveries. Guanajuato silver production jumped to 159,433 oz for the quarter, up 86% compared to the 3rd quarter, 2007 and up 63% compared to the 2nd quarter, 2008 due mainly to the continued ramp-up of mine output after completion of mine rehabilitation and shaft safety upgrade programs in June, 2008. Guanacevi silver

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Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD production was 467,557 oz in the 3rd quarter, 2008, up 12% compared to the 2nd quarter, 2008 as a result of higher silver grades but down 5% compared to the, 2007 due to lower throughputs and grades.

The consolidated plant throughputs increased to 1014 tonnes per day in Q2, 2008, up 21% compared to Q2, 2008, mainly as a result of the ramp up at Guanajuato, and about the same as Q3, 2007.  Consolidated silver ore grades rose 5% to 270 gpt silver in Q3, 2008 compared to Q2, 2008 but fell 4% compared to Q2, 2007 due to the difference in grades of the reserve blocks mined each quarter.  Consolidated silver recoveries increased 3% to 75.2% in Q3, 2008 compared to Q2, 2008, and rose 11% compared to Q3, 2007 mainly due to the higher throughputs at Guanajuato, which has better recoveries than Guanacevi.

Exploration

Endeavour made significant progress in its exploration drilling programs during the 3rd quarter, 2008.  Several new zones of high grade silver-gold mineralization were discovered at both Guanacevi and Guanajuato, and the central zone at the Porvenir mine was extended further to depth.

In the San Pedro area near Guanacevi, economically interesting silver mineralization was intercepted by drilling in the Noche Buena, Desengano and Veronica veins.  Highlights included 1,295 grams per tonne silver, 0.45 gpt gold, 1.46% lead and 2.95% zinc over 0.35 m (37.8 oz per ton silver over 1.1 feet) within a larger interval of 3.95 m grading 325 gpt silver and 0.16 gpt gold (9.5 opt silver over 13.0 feet) in drill hole NB2-1.

In the Bolanitos area of Guanajuato, new discoveries were made in the Bolanitos, Santa Maria, Perquitas and San Jose FW veins.  Highlights included drill hole SJS-1, which intersected 374 grams per tonne silver and 3.14 gpt gold over 9.50 m (15.9 oz per ton silver equivalent over 31.2 feet), including 1147 gpt silver and 0.84 gpt gold over 1.90 m (34.8 opT silver equivalent over 6.2 ft).

Exploration drilling programs have now wrapped up for the year but drill core assaying is still in process.  Final drill results will be released within the next month, and an updated NI 43-101 reserve and resource report has been commissioned for the 2008 year-end.

Outlook

The dominant business theme in recent months has been the ongoing global financial crisis, which has negatively impacted not only the silver price near-term but every company, commodity and market world-wide. The global financial crisis led to such a liquidation event in global markets that it has created a strongly deflationary environment as a result of the rush to the US dollar.

However, the numerous financial system bail-outs and economic stimulus packages announced by American, European and Chinese governments should not only help to reflate failing economies, they will likely be quite inflationary in the near and longer terms.  Gold and silver have traditionally played key roles as hedges against inflation.  Hence the $US prices of gold and silver should once again start to rise after the nadir of the financial crisis passes.

In Q4, 2008, management turned its attention to reducing production and cutting costs while silver prices are temporarily depressed.

Executives have taken a 10% pay cut, a 10% labour reduction is now under-way, and all non-essential exploration and capital programs have been deferred.  With the substantial jump in smelting costs for the Guanajuato silver-gold concentrates in Q3, 2008, management is actively pursuing alternative processing arrangements to further reduce the cash costs at Guanajuato.

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Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

Endeavour management also reined in the scheduled production growth for the Fourth Quarter, 2008.  Instead of the planned 800,000 oz of silver production, the Company elected to continue producing at the Third Quarter rate of around 600,000 oz, and the 2008 production forecast was revised from 2.5 million oz to approximately 2.3 million oz silver.

The mine operations will benefit in Q4, 2008 from one aspect of the global financial crisis.  Even though the exchange rate of the Mexican peso against the US dollar rose steadily from around 11:1 in January to 10:1 in September, it rapidly depreciated in October to the current 13:1 rate.  Since approximately 80% of the Company’s operating costs are in Mexican pesos but all of the Company’s revenues are based on the US dollar prices for silver and gold, it is reasonable to conclude that US dollar cash costs should decline even further in the Fourth Quarter, 2008 simply as a function of the Mexican peso exchange rate.

In every crisis there lies risk and opportunity.  Management is of the opinion that the spot silver price will rebound in 2009 so there is no sense in pushing production growth at this time.  Endeavour should be in a good position to capitalize on the next upward move in the silver price by accelerating its silver production growth at that time. Management is also evaluating new merger and acquisition opportunities that have come up recently, with a view to building a stronger company in advance of the next leg up in the commodity cycle.

Conference Call

A conference call to discuss the Q3, 2008 financial results will be held at 10:00 AM Pacific Standard Time (1:00 PM Eastern Standard Time) on Monday, November 17, 2008.

To participate in the conference call, please dial the following:

• 1-800-396-7098 Canada & USA (Toll-Free)
• 416-620-3447 Toronto area callers
• No pass code necessary

A replay of the conference call will be available until November 28, 2008 by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800 in the Toronto area. The required pass code is 3274608.

A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com and the teleconference podcast will also be posted to our website.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and the Guanajuato Project in State, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
 (expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2008	2007	2008	2007

Sales		10,613	7,686	$ 31,402	$ 21,301

Cost of sales		$ 7,648	$ 6,872	20,576	15,531
Depreciation, depletion and accretion		2,558	1,621	5,832	3,189
Exploration		3,148	1,112	7,892	4,213
General and administrative		1,242	39	4,069	3,426
Stock-based compensation	10	580	617	2,266	4,317
Operating profit (loss)		(4,563)	(2,575)	(9,233)	(9,375)

Foreign exchange gain (loss)		(119)	908	(416)	2,559
Gain (loss) on marketable securities		(816)	163	158	443
(Impairment) on asset backed commercial paper	7	(1,394)	(634)	(1,394)	(634)
Investment and other expenses		(61)	-	156	544

Income (loss) before taxes and other items		(6,953)	(2,138)	(10,729)	(6,463)
Non-controlling interest		-	-	-	(1,483)
Income tax recovery (provision)		(474)	(1,513)	(2,126)	(20)
Income (loss) for the period		(7,427)	(3,651)	(12,855)	(7,966)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(713)	(554)	(350)	(137)
Reclassification adjustment for gain included in net income		816	291	(158)	80
		103	(263)	(508)	(57)
Comprehensive income (loss) for the period		(7,324)	(3,914)	(13,363)	(8,023)

Basic and diluted loss per share based on income (loss)		$ (0.15)	$ (0.08)	$ (0.26)	$ (0.18)

Weighted average number of shares outstanding		49,040,478	47,442,239	49,023,047	44,332,454

See the accompanying notes to the consolidated financial statements.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

Comparative Table of Consolidated Mine Operations
	Plant T'put	Grade		Recovered ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4

2007	291,561	319	0.87	2,135,484	6,427	70.4	76.8
Production 2008 Year:

Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0
Q3, 2008	96,721	270	0.93	626,990	2,465	75.2	82.8

YTD 2008	261,269	276	0.81	1,648,736	5,603	71.7	82.0

Q3, 2008 : Q2, 2008	12%	5%	21%	21%	45%	3%	0%

Q3, 2008 : Q3, 2007	2%	-4%	17%	9%	37%	11%	11%

YTD 2008 : YTD 2007	30%	-13%	-7%	10%	30%	0%	9%

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
Production 2008 Year:

Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7
Q3, 2008	63,979	321	0.58	467,557	976	70.7	81.3

YTD 2008	197,906	310	0.58	1,345,426	2,871	68.1	78.6

Q3, 2008 : Q2, 2008	-2%	12%	5%	12%	11%	2%	3%

Q3, 2008 : Q3, 2007	-6%	-6%	-5%	-5%	-1%	7%	9%

YTD 2008 : YTD 2007	26%	-18%	-20%	-1%	1%	-4%	5%

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)

Production 2007 Year: Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0.0
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0
YTD 2007	65,266	133	1.47	227,689	2,360	81.5	76.6

Production 2008 Year:

Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2
YTD 2008	63,363	168	1.55	303,310	2,732	88.2	87.4

Q3, 2008 : Q2, 2008	55%	4%	13%	63%	81%	0%	-1%

Q3, 2008 : Q3, 2007	24%	37%	26%	86%	82%	8%	17%

YTD 2008 : YTD 2007	45%	37%	7%	127%	85%	14%	20%

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2008	2007

ASSETS

Current assets
Cash and cash equivalents		$3,117	$16,577
Marketable securities	3	2,531	3,573
Accounts receivable and prepaids	4	8,962	7,200
Inventories	5	2,949	2,916
Due from related parties		105	228
Total current assets		17,664	30,494

Long term deposits		898	877
Long term investments	7	2,538	3,932
Mineral property, plant and equipment	8	52,552	46,848
Total assets		$73,652	$82,151

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$6,086	$4,348
Income taxes payable		708	781
Total current liabilities		6,794	5,129

Asset retirement obligations	9	1,676	1,578
Future income tax liability		5,866	5,068

Total liabilities		14,336	11,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 49,040,478 shares (2007 - 48,982,146 shares)	Page 5	87,545	87,458
Contributed surplus	Page 5	11,137	8,921
Accumulated other comprehensive income	Page 5	212	720
Deficit		(39,578)	(26,723)
Total shareholders' equity		59,316	70,376
		$73,652	$82,151
Going Concern note 1
Subsequent events see note 10 (b)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
_____________________________________	_____________________________________
Director	Director

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2008	2007	2008	2007

Operating activities
(Loss) for the period		$(7,427)	$(3,651)	$(12,855)	$(7,966)
Items not affecting cash:
Stock-based compensation	10	580	617	2,266	4,317
Depreciation, depletion and accretion		2,558	1,621	5,832	3,189
Non-controlling interest		-	-	-	1,483
Future income tax loss (recovery)		191	2,064	786	(212)
Unrealized foreign exchange loss (gain)		(345)	(328)	6	(302)
Impairment of asset backed commercial paper		1,394	634	1,394	634
Loss (gain) on marketable securities		816	(416)	(158)	(416)
Net changes in non-cash working capital	11	815	3,803	(236)	(736)
Cash from (used for) operations		(1,418)	4,344	(2,965)	(9)

Investing activites
Property, plant and equipment expenditures	8	(2,921)	(6,200)	(11,209)	(14,163)
Investment in asset backed commercial paper		-	(5,203)	-	(5,203)
Long term deposits		(16)	3	(21)	(841)
Investment in marketable securities		(1,152)	(191)	(3,392)	(871)
Proceeds from sale of marketable securities		272	237	4,091	1,168
Cash used in investing activities		(3,817)	(11,354)	(10,531)	(19,910)

Financing activities
Common shares issued	10	-	3,207	36	8,376

Cash from financing activites		-	3,207	36	8,376

Decrease in cash and cash equivalents		(5,235)	(3,803)	(13,460)	(11,543)
Cash and cash equivalents, beginning of period		8,352	24,130	16,577	31,870
Cash and cash equivalents, end of period		$3,117	$20,327	$3,117	$20,327

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD